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                          File No. 69-255




                           UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C.   20549


                            FORM U-3A-2


          STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION
             UNDER RULE U-3A-2 FROM THE PROVISIONS OF
          THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

               To Be Filed Annually Prior to March 1

                            WICOR, Inc.
      -------------------------------------------------------
           (Name of holding company claiming exemption)


                        Robert A. Nuernberg
                     626 East Wisconsin Avenue
                       Milwaukee, WI  53202
          ----------------------------------------------
              (Name and address of agent for service)


It is respectfully requested that a copy of all communications relating to this filing to be sent to:


Joseph P. Wenzler                        Robert A. Nuernberg
Vice President, Treasurer                Secretary
  and Chief Financial Officer            WICOR, Inc.
WICOR, Inc.                              626 East Wisconsin Avenue
626 East Wisconsin Avenue                Milwaukee,Wisconsin 53202
Milwaukee, Wisconsin  53202
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                            FORM U-3A-2


WICOR, Inc. ("WICOR") hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public
Utility Holding Company Act, and submits the following information:

     1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

     WICOR, the holding company claiming exemption from the provisions of the Act, is incorporated under the laws of the State of Wisconsin and maintains its principal office and place of business in Milwaukee, Wisconsin. It is not engaged directly in any business. It is the sole shareholder of Wisconsin Gas Company ("Wisconsin Gas"), Sta-Rite Industries, Inc. ("Sta-Rite"), SHURflo Pump Manufacturing Co. ("SHURflo"), Hypro Corporation ("Hypro"), WEXCO of Delaware, Inc. ("WEXCO"), WICOR Energy Services Company ("WES") and WICOR Foreign Sales Corporation ("FSC").

     Wisconsin Gas is incorporated under the laws of the State of Wisconsin and maintains its principal office and place of business in Milwaukee, Wisconsin. Wisconsin Gas is a "gas utility company" and a "public-utility company" under the Act. At December 31, 1995, Wisconsin Gas distributed gas to 505,000 customers in 503 communities in Wisconsin, where all of its business is conducted. Wisconsin Gas is subject to the jurisdiction of the Public Service Commission of Wisconsin as to various phases of its operations, including rates, service and issuance of securities.

     Sta-Rite is incorporated under the laws of the State of Wisconsin and maintains its principal office and place of business in Delavan, Wisconsin. Sta-Rite is a manufacturer of pumps and water processing equipment for markets throughout the world. Sta-Rite has manufacturing and assembly activities which are carried on in four plants in the United States, two in Australia and Italy, and one each in Germany, Mexico, New Zealand, and Russia.

     SHURflo is incorporated under the laws of California and maintains its principal office and place of business in Santa Ana, California. SHURflo is a manufacturer and marketer of pumps for the beverage, recreational vehicle and marine, industrial and water markets. SHURflo has its manufacturing plant in Santa Ana, California, a distribution facility in Indiana, and a sales distribution facility in England.

     Hypro is incorporated under the laws of the State of Minnesota and maintains its principal office and place of business in New Brighton, Minnesota. Hypro is a manufacturer and marketer of pumps for the agricultural spraying, high pressure cleaning, marine engine cooling, industrial lubrication and recirculation, firefighting, and other fluid pressurization and transfer markets. Hypro has manufacturing plans in New Brighton, Minnesota and Detroit, Michigan.

     WEXCO is incorporated under the laws of the State of Delaware and maintains its principal office and place of business at 626 East Wisconsin Avenue, Milwaukee, Wisconsin. WEXCO was engaged in natural gas and oil exploration and development through financial partnerships with established independent producers. WEXCO sold substantially all of its properties in 1993.

     WICOR Energy Services Company, which does business as WICOR Gas Marketing, is incorporated under the laws of the State of Wisconsin and maintains its principal office and place of business in Milwaukee, Wisconsin. WES, formed in 1995, is in the business of selling natural gas and related services, primarily in Wisconsin.

     FSC is incorporated under the laws of Barbados and maintains its principal office and place of business in Milwaukee. FSC serves as a commission sales agent to each of WICOR's manufacturing subsidiaries. In this manner each manufacturing subsidiary qualifies for the export sale income tax advantage available under the Internal Revenue Code.



     2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission line, producing fields, gas manufacturing plant, and electric and gas distribution facilities including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

     Wisconsin Gas, the only "public-utility company" of WICOR, operates integrated transmission and distribution facilities in the State of Wisconsin only. On December 31, 1995, Wisconsin Gas' distribution systems included approximately 8,300 miles of mains, 414,000 services and 539,000 active meters. Wisconsin Gas also owns its main office building in Milwaukee, office buildings in certain other communities in which it serves, regulating and metering stations, peaking facilities and its major service centers, including garage and warehouse facilities. All of Wisconsin Gas' properties are located in Wisconsin.



     3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

           (a) Number of kwh of electric energy sold (at retail or wholesale), and Mcf of natural or manufactured gas distributed at retail.

     For the calendar year ended December 31, 1995, 128,808 Mdth of natural gas were sold at retail or transported by Wisconsin Gas. (One dekatherm (dth) equals 1,000,000 Btu's. "Mdth" means one thousand dekatherms, or one billion Btu's.) Neither WICOR nor Wisconsin Gas distributed any manufactured gas at retail during this period.


           (b) Number of kwh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

     For the calendar year ended December 31, 1995, neither WICOR nor Wisconsin Gas distributed at retail any manufactured or natural gas outside Wisconsin, the State in which each of these companies is organized.


           (c) Number of kwh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

     For the calendar year ended December 31, 1995, neither WICOR nor Wisconsin Gas sold at wholesale any natural or manufactured gas outside Wisconsin, the State in which each of these companies is organized, or at the State line.


           (d) Number of kwh of electric energy and Mcf of natural gas or manufactured gas purchased outside the State in which each such company is organized, or at the State line.
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     For the calendar year ended December 31, 1995, Wisconsin Gas purchased 114,259 Mdth of natural gas outside the State of Wisconsin for its Wisconsin general system supply.



     4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in U.S. dollars.


           (a) Name, location, business address and description of the facilities used by the EWG or foreign company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

     None.


           (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

     Not applicable.


           (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

     None.


           (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

     Not applicable.


           (e) Identify any service, sale or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

     Not applicable.
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     EXHIBIT 1

     A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

     The following consolidating financial statements of WICOR are filed herewith.

           WICOR, Inc. and Subsidiaries
               - Consolidating Statement of Income, Year Ended
                 December 31, 1995
               - Consolidating Statement of Retained Earnings,
                 Year Ended December 31, 1995
               - Consolidating Balance Sheet, December 31, 1995

           EXHIBIT 2

           Not required.

           EXHIBIT 3

     An organization chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

     Not applicable.

     The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 26th day of February, 1996.

                                     WICOR, Inc.

                                  By  /Joseph P. Wenzler/
                                      -------------------
                                       Joseph P. Wenzler
                                  Vice President, Treasurer and
                                     Chief Financial Officer

ATTEST:
                                        [CORPORATE SEAL]
            /Robert A. Nuernberg/
------------------------------------------
             Robert A. Nuernberg
                  Secretary

Name, title and address of officer to whom notices and correspondence concerning the statement should be addressed.

                              Robert A. Nuernberg, Secretary
                              WICOR, Inc.
                              626 E. Wisconsin Avenue
                              Milwaukee, WI  53202
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                           EXHIBIT INDEX
                           -------------

Exhibit No.                          Exhibit
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--
     1           Consolidating Financial Statements of WICOR,
Inc.

     27          Financial data schedule - OPUR3